MUTUAL OF AMERICA LIFE INSURANCE COMPANY

[320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600]

(hereafter called the "Company")

ACCIDENTAL DEATH BENEFIT RIDER

Rider effective date	[February 1, 2008]	Accidental Death Benefit [$100,000]

Monthly premium for rider	[$1.23]

This rider and the application for it is attached to and made part of variable universal life insurance policy number [000-000], Insured – [John Doe], as of the rider effective date shown above. The Company has issued this rider in consideration of the application and the payment of the premium for this rider, which is shown above and is payable as provided for in this Policy.

While this Policy is in force and in accordance with the provisions of this rider and this Policy, if the Insured dies as the result of Accidental Bodily Injury, the Company shall pay an Accidental Death Benefit to the Beneficiary.

Subject to the Company's underwriting rules, the Accidental Death Benefit may be changed by amendment, with a corresponding adjustment in the monthly premium for this benefit. Any increase in the Accidental Death Benefit is subject to receipt by the Company of evidence of insurability satisfactory to the Company. Any such increase shall become effective when approved by the Company.

Definitions

The following terms used in this rider shall have the meaning defined:

(a) “Accidental Bodily Injury” means injury which is effected, directly and independently of all other causes, by an accident that occurs while this rider is in force, and which results in the Insured’s death within 90 days from the date of the accident.

(b) “Accidental Death Benefit” means the amount of benefit that is payable in the event that the Insured dies as the result of Accidental Bodily Injury. The amount of Accidental Death Benefit is shown above.

Exclusions

No benefit shall be payable under this rider for any Accidental Bodily Injury occurring as the result of: (a) suicide, attempted suicide or intentionally self-inflicted injury; (b) any poison or gas voluntarily or involuntarily, accidentally or otherwise taken, administered, absorbed, or inhaled; (c) bacterial infection except infection occurring through or with an accidental cut or wound; (d) disease; (e) bodily or mental infirmity; (f) declared or undeclared war, or any act of war; (g) travel, flight or any activities in or from any kind of aircraft except as a fare paying passenger in an aircraft operated on a regular schedule by a common carrier for passenger service over an established air route; (h) service in the armed forces of any country at war; (i) police duty as a member of any military or armed forces; (j) committing or attempting to commit a felony; (k) alcohol; or (l) drugs (except if prescribed by a physician).

Verification

The Company shall have the right to examine the body of the Insured and to request an autopsy to determine the cause of death, unless prohibited by law. Such examination or autopsy shall be at the Company’s expense.

Termination

This rider shall automatically terminate, upon the earliest of the following events:

(a) on the Monthly Anniversary Date after receipt of a written request by the Owner that this rider be deleted from this Policy; or

(b) on the Policy Anniversary on which the Attained Age is 65.

This rider is executed at New York, New York.

/s/ Kevin Brady

Vice President

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